UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED: DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NUMBER 0-19797

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHOLE FOODS MARKET

GROWING YOUR FUTURE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Whole Foods Market, Inc

601 North Lamar Blvd., Suite 300

Austin, Texas 78703

(512) 477-4455

(Issuer’s telephone number, including area code)

Whole Foods Market, Inc.

Growing Your Future 401(k) Plan

Financial Statements

and Supplemental Schedule

December 31, 2003 and 2002 and year

ended December 31, 2003

Report of Independent Registered Public Accounting Firm

To the Whole Foods Market

Benefit Plan Committee

We have audited the accompanying statements of net assets available for benefits of Whole Foods Market, Inc. Growing Your Future 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the change in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

May 14, 2004

Whole Foods Market, Inc.

Growing Your Future 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$92,171,833	$16,945,768
Receivables:
Employer contributions	2,768	1,693,517
Other receivable	29,986	—

Total assets	92,204,587	18,639,285

Net assets available for benefits	$92,204,587	$18,639,285

See accompanying notes.

Whole Foods Market, Inc.

Growing Your Future 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Participant contributions	$11,584,409
Participant rollovers	326,001
Employer contributions	12,015
Interest and dividends	350,438
Net appreciation in fair value of investments	5,630,812

Total additions	17,903,675
Deductions:
Distributions to participants	1,393,512
Administrative expenses	75,213

Total deductions	1,468,725

Plan transfer in	57,130,352

Net increase	73,565,302
Net assets available for benefits at beginning of year	18,639,285

Net assets available for benefits at end of year	$92,204,587

See accompanying notes.

Whole Foods Market, Inc.

Growing Your Future 401(k) Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The Whole Foods Market Growing Your Future, Inc. 401(k) Plan (the “Plan”) is a defined contribution plan established January 1, 2002, by Whole Foods Market, Inc. (the “Company”) for the benefit of its employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Merger

Effective December 31, 2003, the Whole Foods Market, Inc. 401(k) Retirement Plan was merged into the Whole Foods Market, Inc. Growing Your Future 401(k) Plan. All assets of the Whole Foods Market, Inc. 401(k) Retirement Plan were transferred to the Whole Foods Market, Inc. Growing Your Future 401(k) Plan at that time.

Eligibility

Employees are eligible to participate in the Plan upon completion of one year of service, as defined, and attainment of age 21. Under the enrollment provisions of the Plan, eligible employees are allowed to enter the Plan on the first day of each quarter of any fiscal year.

Contributions

Each year, participants may contribute up to 50 % of their compensation to the Plan up to the maximum allowed under the Internal Revenue Code (the “Code”). In 2002, the Company made a matching contribution to each eligible participant equal to 100% of the participant’s contribution not to exceed 3% of the participant’s compensation plus an additional 50% of the participant’s contribution which exceeds 3% but not to exceed 5% of the participant’s compensation. In 2003, the Company elected not to make a matching contribution. The Company’s matching contribution may be made in the form of Whole Foods Market, Inc. common stock or in cash. In accordance with federal tax law, contributions are subject to limitations imposed by the Internal Revenue Service (the “IRS”).

Participants direct the investment allocations of their contributions and of the Company’s matching contribution, whether it is cash or stock. If the matching contribution is made in cash, it is invested in the Whole Foods Market, Inc. common stock. Whether the matching contribution is cash or stock, the participant may direct the investment allocation immediately after it has been invested in the Whole Foods Market, Inc. common stock.

Whole Foods Market, Inc.

Growing Your Future 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, plan earnings, and administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions and Company contributions plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except for any loan used to acquire a principal residence for the participant. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions. Participants may have only one outstanding loan at a time.

Payment of Benefits

Upon termination of service either through retirement, death, full and permanent disability, or termination of employment, participants, or their beneficiaries, are eligible for distributions of their vested benefits. The participant may receive such vested benefits in the form of a deferred annuity, a lump sum cash distribution or periodic installments.

Whole Foods Market, Inc.

Growing Your Future 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA. Should the Plan terminate, the assets will be distributed based on the balances in each participant’s account.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded when paid.

Valuation of Investments

Investments in mutual funds, the common collective trust funds and Whole Foods Market, Inc. common stock are reported at fair value, based on quoted prices in active markets. Participant loans are stated at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

Whole Foods Market, Inc.

Growing Your Future 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

The following investments individually represent 5% or more of the fair value of the Plan’s net assets available for benefits:

	December 31
	2003	2002
Vanguard 500 Index Fund - Admiral	$9,830,013	$—
Vanguard Morgan Growth Fund – Admiral	7,256,600	—
Whole Foods Market, Inc. common stock	24,743,720	6,813,700
Strong U.S. Emerging Growth Fund	8,651,297	—
Strong Advisor Bond Fund	5,769,827	1,224,726
Strong Stable Value Fund	10,076,465	1,484,280
Vanguard 500 Index Fund	—	1,395,976

During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Mutual funds	$3,159,347
Common stock	2,471,465

$5,630,812

4. Income Tax Status

The underlying nonstandard prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated May 29, 2002, stating that form of the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor had determined that it is eligible to and has chosen to rely on the current IRS prototype opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

Whole Foods Market, Inc.

Growing Your Future 401(k) Plan

Notes to Financial Statements (continued)

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to the Form 5500:

	December 31
	2003	2002
Net assets available for benefits per the financial statements	$92,204,587	$18,639,285
Amounts receivable for loans in default	(29,986)	—

Net assets available for benefits per the Form 5500	$92,174,601	$18,639,285

The following is a reconciliation of the increase in net assets available for benefit per the financial statements for the year ended December 31, 2003 to Form 5500:

Increase in net assets available for benefits per the financial statements	$73,565,302
Less: Amounts receivable for loans in default at December 31, 2003	(29,986)

Increase in net assets available for benefits per Form 5500	$73,535,316

Amounts receivable for loans in default are not recorded on the Form 5500 for loans that were incorrectly written off prior to December 31, 2003, but not corrected by the Plan as of that date.

6. Subsequent Event – Change in Trustee

Effective January 1, 2004, the trustee of the Plan changed from UMB Bank, N.A. to State Street Bank and Trust Company.

Supplemental Schedule

Whole Foods Market, Inc.

Growing Your Future 401(k) Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

EIN: 74-1989366 PN: 002

December 31, 2003

Identity of Issuer	Description of Investment	Current Value
Domini Social Equity Fund	Mutual fund	$3,779,515
Janus Adviser International Growth Fund	Mutual fund	2,741,722
Janus Adviser Worldwide Fund	Mutual fund	747,410
*Strong Growth Fund	Mutual fund	2,643,768
*Strong Growth & Income Fund	Mutual fund	2,592,687
*Strong U.S. Emerging Growth Fund	Mutual fund	8,651,297
Vanguard 500 Index Fund – Admiral	Mutual fund	9,830,013
Vanguard Morgan Growth Fund – Admiral	Mutual fund	7,256,600
Vanguard Windsor II Fund – Admiral	Mutual fund	2,634,676
*Strong Adviser Bond Fund	Mutual fund	5,769,827
*Strong High-Yield Bond Fund	Mutual fund	1,672,327
*Strong Stable Value Fund	Common/collective trust fund	10,076,465
*Strong Aggressive Portfolio Fund	Mutual fund	1,521,979
*Strong Conservative Fund	Mutual fund	2,158,233
*Strong Moderate Portfolio Fund	Mutual fund	1,605,630
*Whole Foods Market, Inc. common stock	Common stock	24,743,720
*Participants loans	Varying maturity dates and interest rates ranging from 5% to 5.25%	3,745,964

		$92,171,833

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(K) PLAN

Date: June 28, 2004	By:	/s/ Paula Labian
Paula Labian
National Director of Benefits and Compensation
Whole Foods Market, Inc.